UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 12b-25

NOTIFICATION OF LATE FILING

SEC FILE NUMBER 1-7807

CUSIP NUMBER 158609 10 7

(Check One): ☐Form 10-K    ☐Form 20-F   ☒Form 11-K   ☐Form 10-Q   ☐Form 10-D    ☐Form N-SAR   ☐Form N-CSR

For the Period Ended: September 30, 2007

   ☐ Transition Report on Form 10-K

   ☐ Transition Report on Form 20-F

   ☐ Transition Report on Form 11-K

   ☒ Transition Report on Form 10-Q

   ☐ Transition Report on Form N-SAR

Read Instruction (on back page) Before Preparing Form. Please Print or Type.

Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates:
______________

PART I — REGISTRANT INFORMATION

Champion Parts, Inc.
Full Name of Registrant

______________________
Former Name if Applicable

2005 West Avenue B
Address of Principal Executive Office (Street and Number)

Hope, Arkansas 71801
City, State and Zip Code

PART II — RULES 12b-25(b) AND (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate) ☐
(a) The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;
(b) The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F, Form 11-K, Form N-SAR or Form N-CSR, or portion thereof, will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q or subject distribution report on Form 10-D, or portion thereof, will be filed on or before the fifth calendar day following the prescribed due date; and
(c) The accountant's statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

PART III — NARRATIVE

State below in reasonable detail why Forms 10-K, Form 20-F, Form 11-K, Form N-SAR or Form N-CSR, or the transition report or portion thereof, could not be filed within the prescribed time period.

The late filing of Champion Parts, Inc. (the “Company”) quarterly report on Form 10-Q is the result of the Company filing Bankruptcy on October 10, 2007. The company needs additional time to prepare financial statements that fairly present the financial position and results of operations for the quarter ended September 30, 2007. The Company does not expect material changes to the financial statement as a result of the delay in filing.  The Company does expect a significant change in the earnings for the quarter ending September 30, 2007 when compared to the quarter ending September 3, 2006. The change in earnings is due to significant declines in sales and  significant increases in product returns. The Company is currently determining and estimating the total effect of the returns to be reported for the period ending September 30, 2007.
As a result of the Bankruptcy filing, the Company is unable to file the Form 10-Q by the prescribed filing date without incurring unreasonable effort and additional expense. The Company intends to file the quarterly report on Form 10-Q, or other reports in lieu thereof, no later than five calendar days following the prescribed date according to the SEC rules.

PART IV — OTHER INFORMATION

(1)  Name and telephone number of person to contact in regard to this notification

W. Jason Guzek	870	777-8821
(Name)	(Area Code)	(Telephone Number)

(2) Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If answer is no, identify report(s).  Yes ☒    No ☐

(3) Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?   Yes ☒      No  ☐

If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made. See explanation in Part III – Narrative (above)
______________

Champion Parts, Inc.
Name of Registrant as Specified in Charter
has caused this notification to be signed on its behalf by the undersigned hereunto duly authorized.

Dated: November 15, 2007	By: /s/ W. Jason Guzek
Chief Executive Officer

INSTRUCTION: The form may be signed by an executive officer of the registrant or by any other duly authorized representative. The name and title of the person signing the form shall be typed or printed beneath the signature. If the statement is signed on behalf of the registrant by an authorized representative (other than an executive officer), evidence of the representative's authority to sign on behalf of the registrant shall be filed with the form.

ATTENTION
Intentional misstatements or omissions of fact constitute Federal Criminal Violations (See 18 U.S.C. 1001).